SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                                  Comarco, Inc.
                                  -------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    200080109
                                    ---------
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
                               -------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 20, 2005
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Esopus Creek Partners, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  350,538

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  350,538

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  350,538

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.7%

14.      TYPE OF REPORTING PERSON*
                  OO

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Andrew Sole

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  87,115

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  87,115

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  87,115

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.2%

14.      TYPE OF REPORTING PERSON*
                  IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Joseph S. Criscione IRA

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  35,000

8        SHARED VOTING POWER
                  17,163

9.       SOLE DISPOSITIVE POWER
                  35,000

10.      SHARED DISPOSITIVE POWER
                  17,163

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  52,163

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.7%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Ann E. Lauridsen IRA

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  15,000

8        SHARED VOTING POWER
                  37,163

9.       SOLE DISPOSITIVE POWER
                  15,000

10.      SHARED DISPOSITIVE POWER
                  37,163

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  52,163

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.7%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the common stock, $.10 par value (the "Common Stock"), of Comarco, Inc. (the "Issuer"). The Issuer's principal executive office is located at 2 Cromwell, Irvine, California 92618.

ITEM 2.  Identity and Background.

(a) Identity of the persons filing this Schedule 13D (collectively, the "Reporting Persons"):

         Esopus Creek Partners, LLC ("Esopus")
         Andrew Sole ("Mr. Sole")
         Joseph S. Criscione IRA ("JSC IRA")
         Ann E. Lauridsen IRA (AEL IRA")

(b) The principal business address of each of the Reporting Persons is:

         500 Fifth Avenue
         Suite 2620
         New York, New York 10110


The principal business of Esopus is that of a private investment fund engaged in the purchase and sale of securities for its own account. The managing members of Esopus are Mr. Sole and Joseph S. Criscione ("Mr. Criscione").

The principal business of Mr. Sole is to serve as a portfolio manager for Esopus and affiliated entities.

The principal business of Mr. Criscione, the beneficiary of the JSC IRA, is to serve as a portfolio manager for Esopus and affiliated entities.

Ann E. Lauridsen ("Ms. Lauridsen"), the beneficiary of the AEL IRA, is the wife of Mr. Criscione.

     (d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) See Item 6 of Cover Page.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Esopus in making its purchases of the shares of Common Stock beneficially owned by it is set forth below:

Working Capital                                               $2,430,297


The source and amount of funds used by Mr. Sole in making its purchases of the shares of Common Stock beneficially owned by him is set forth below:

Personal Funds                                                $638,265


The source and amount of funds used by the JSC IRA in making its purchases of the shares of Common Stock beneficially owned by Mr. Criscione is set forth below:

Personal Funds                                                $246,050


The source and amount of funds used by the AEL IRA in making its purchases of the shares of Common Stock beneficially owned by Ms. Lauridsen is set forth below:

Personal Funds                                                $105,450


The source and amount of funds used by each of Mr. Criscione and Ms. Lauridsen in making purchases of the shares of Common Stock beneficially owned by them in a joint account is set forth below:

Personal Funds                                                $18,188



ITEM 4.  Purpose of Transaction.

     Each of the Reporting Persons acquired the Common Stock beneficially owned by each in the ordinary course of its, his or her, as applicable, securities trading activities.

     Depending upon market conditions and other factors that each may deem material, each of the Reporting Persons may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that each now beneficially owns or may hereafter acquire.

     Mr. Sole and Mr. Criscione spoke with Thomas A. Franza, the chief executive officer of the Issuer, on October 20, 2005, to communicate their preference for the Issuer to implement a buyback and/or special dividend program. The Reporting Persons may in the future have additional discussions with or send correspondence to the Issuer's management, Board of Directors and/or financial advisors, as well as third parties, regarding certain significant corporate actions of the Issuer.

     The Reporting Persons reserve the right to formulate other plans or proposals to maximize shareholder value and to take actions in furtherance of any such proposals such as seeking the adoption of shareholder proposals and/or board representation.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Esopus beneficially owns 350,538 shares of Common Stock, constituting 4.7% of all of the outstanding shares of Common Stock.

     Mr. Sole beneficially owns an aggregate of 87,115 shares of Common Stock, constituting 1.2% of all of the outstanding shares of Common Stock.

     Mr. Criscione beneficially owns an aggregate of 52,163 shares of Common Stock, constituting 0.7% of all of the outstanding shares of Common Stock.

     Ms. Lauridsen beneficially owns an aggregate of 52,163 shares of Common Stock, constituting 0.7% of all of the outstanding shares of Common Stock.

     Collectively, the Reporting Persons beneficially own 489,816 shares of Common Stock constituting 6.6% of all of the outstanding shares of Common Stock.

     (b) Esopus has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Mr. Sole has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him personally.

     Mr. Criscione has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 35,000 shares of Common Stock beneficially owned by him personally.

     Ms. Lauridsen has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 15,000 shares of Common Stock beneficially owned by her personally.

     Mr. Criscione and Ms. Lauridsen have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,163 shares of Common Stock beneficially owned by them in a joint account.

     (c) The following transactions were effected by Esopus during the past sixty (60) days:

                                         Approx. Price per
                        Amount of Shs.   Share (excl. of
Date        Security    Bought (Sold)    commissions)
----        --------    --------------   ------------------

08/24/05    Common       50                $      7.50
10/20/05    Common       4,000             $      8.83

     All of the above transactions were effected on the Nasdaq National Market.

     No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Esopus has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Esopus.

     No person other than Mr. Sole has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

     No person other than Mr. Criscione has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him personally.

     No person other than Ms. Lauridsen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by her personally.

     No person other than Mr. Criscione or Ms. Lauridsen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them in a joint account.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 24, 2005

         ESOPUS CREEK PARTNERS, LLC


         By: /s/ Andrew Sole
            ---------------
            Andrew Sole, Managing Member



         /s/ Andrew Sole
         ---------------
             Andrew Sole



         /s/ Joseph S. Criscione
         -----------------------
             Joseph S. Criscione



         /s/  Ann E. Lauridsen
         ---------------------
              Ann E. Lauridsen

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Comarco, Inc. dated October 24, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  October 24, 2005

         ESOPUS CREEK PARTNERS, LLC


        By: /s/ Andrew Sole
            ---------------
            Andrew Sole, Managing Member



         /s/ Andrew Sole
         ---------------
             Andrew Sole



         /s/ Joseph S. Criscione
         -----------------------
             Joseph S. Criscione



         /s/  Ann E. Lauridsen
         ---------------------
              Ann E. Lauridsen